Exhibit 99.1

ElectraMeccanica Expands SOLO EV Retail Footprint into Prominent Portland, Oregon Suburb

VANCOUVER, British Columbia, July 23, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced its latest SOLO EV retail location in suburban Portland, Oregon’s renowned Washington Square Mall.

Drive SOLO

The upcoming September 1st opening will mark the Company’s second retail outpost at a Macerich-owned property following its successful debut at Scottsdale, Arizona’s Fashion Square in June. In the first few weeks of operation, the SOLO has generated strong visibility from both word-of-mouth and considerable foot traffic.

Washington Square Mall is located between the Tigard and Beaverton, Oregon areas approximately 18 miles from downtown Portland. The 1.5 million square foot complex boasts favorable shopper demographics and has maintained strong visitor traffic since reopening after the temporary shutdown caused by the COVID-19 pandemic. Strategically positioned indoors in a high-visibility area alongside notable, name-brand anchor stores, the new SOLO EV retail location should attract a significant portion of the estimated 13 million shoppers that visit the mall annually.

“Our upcoming campaign in Portland directly aligns with our ongoing plan to open new, direct-to-consumer retail locations at higher-end shopping centers in EV-friendly cities,” said Paul Rivera, Chief Executive Officer of ElectraMeccanica. “We appreciate the opportunity to deepen our relationship with Macerich after our stellar reception at Scottsdale’s Fashion Square and will look to continue our partnership as we bring the SOLO EV to more high-demand markets. As states continue reopening in the wake of the pandemic, we are pushing forward into key west coast markets like Portland, where we’ll be looking to benefit from the large eco-friendly population and favorable rebate program to continue driving strong interest and adoption of our SOLO EV. At the same time, in today’s uncertain climate, we remain dedicated to providing personal independence in a safe, secure and self-contained driving environment.”

The state of Oregon has historically been a progressive champion for climate change mitigation. As part of the Oregon Clean Vehicle Rebate Program (“CVRP”), state residents can receive up to $2,500 per vehicle in rebates for the purchase of a SOLO EV. The CVRP is part of the Go Electric Oregon initiative, which aims to have at least 50,000 registered electric vehicles on Oregon roads by the end of 2020. Interested readers can view the list of eligible vehicles by clicking here.

ElectraMeccanica also currently maintains a SOLO EV storefront at Westfield Century City in Los Angeles with another location under contract at Westfield Fashion Square, a premier shopping center in Sherman Oaks, CA. As the state begins to reopen, the Company will pursue its planned rollout throughout the Southern and Northern regions in accordance with proper health and safety regulations. Going forward, the Company will continue to pursue a retail awareness strategy focused on dynamically entering select, new markets where interest and consumer demand is greatest.

The SOLO is a purpose-built three-wheeled solution for the modern urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The vehicle features front and rear crumple zones, side impact protection, roll bar, torque-limiting control and many premium comfort features, such as power steering, power brakes, air conditioning and a Bluetooth entertainment system. The SOLO blends a cool, modern look with state-of-the-art technology at an attractive price point. The SOLO is currently available for pre-orders at https://electrameccanica.com/product/solo-reservation/.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact

Michelle Ravelo-Santos
R&CPMK
(310) 297-0190
michelle.ravelo@rogersandcowanpmk.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/9bb52b27-1061-4917-9504-c338b03f1854

Source: ElectraMeccanica Vehicles Corp.

Released July 23, 2020